July 19, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Mail Stop 4561

Attention:	Michael Johnson
Barbara Jacobs

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for the Quarterly Period Ended March 31, 2010
Filed May 6, 2010
File No. 333-150469

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 7, 2010 (the “Staff Letter”) relating to the Company’s Annual Report on Form 10-K  (the “10-K”) and the Company’s Quarterly Report on Form 10-Q (the “10-Q”) (File No. 001-34143).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.  We would also like to inform Staff that the Company has filed an Amendment No. 1 on Form 10-K/A (the “10-K/A”) to amend its 10-K solely for the purpose of correcting items set forth in comments 1 and 2 of the Staff Letter. As required by Rule 12b-15 of the Securities Exchange Act of 1934, as amended, the complete text of Item 15, where these corrections have been addressed, has been set forth in the 10-K/A, including those portions that have not been modified from the Original Report.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits and Financial Statement Schedules, page 96

1.
We refer to prior comment 8. Exhibits required to be filed by Form 10-K and Item 601of Regulation S-K must be either filed with the Form 10-K or specifically incorporated by reference. Please amend your Form 10-K to include all required exhibits or tell us why an amendment is not required.

We advise Staff that the Company has filed Amendment No. 1 to Form 10-K to specifically incorporate by reference all exhibits that were not filed with the 10-K.

2.	We refer to prior comment 9. In your amended 10-K, please mark the exhibit index to indicate that portions of Exhibits 10.39 and 10.43 received confidential treatment.

We advise Staff that the Company has filed Amendment No. 1 to Form 10-K to mark the exhibit index to indicate that portions of Exhibits 10.39 and 10.43 received confidential treatment.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 4. Controls and Procedures

Changes in internal control over financial reporting, page 30

3.	We note your reference to paragraph (d) of Rule 12a-15. It appears you meant to reference Rule 13a-15 of the Exchange Act. Please advise.

We note Staff’s comment and will correct this scrivener’s error in future filings. The Company does not believe that the reference, when combined with the totality of the disclosure set forth in Item 4, is materially deficient or misleading.

*  *  *  *  *

Please direct your questions or comments regarding this letter to Alan Schoenbaum, Senior Vice President and General Counsel, by telephone at 210.312.4721 or by facsimile to 210.312.4848. Thank you for your assistance.

Respectfully submitted,

RACKSPACE HOSTING, INC.,
A Delaware corporation

/s/ Bruce R. Knooihuizen

Bruce R. Knooihuizen

cc:	Brian Beard, Wilson, Sonsini, Goodrich Rosati PC